Mail Stop 3561

September 20, 2007

Jan Norelid, Chief Financial Officer
Celsius Holdings, Inc.
140 NE 4th Avenue, Suite C
Delray Beach, FL 33483

   Re: Celsius Holdings, Inc.
     Amendment No. 1 to Registration Statement on Form SB-2
     Filed August 28, 2007
     File No. 333-144751

Dear Mr. Norelid:

   We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors, page 7

1. We note your response to prior comment 9 in our letter of August 17, 2007. Please also revise your risk factor entitled "We may be unsuccessful in managing our growth…" as you do not explain why this is a risk of which investors should be aware as it relates to your specific circumstances. Please revise to elaborate.

2. Please revise the caption "Our business may suffer from lack of diversification" to further explain this risk.

The Fusion Transaction, page 13

3. We note your response to prior comment 14 in our letter of August 17, 2007. While you indicate generally your belief that the company has completed the sale

of securities, you have not specifically addressed the provision referenced in the prior comment. Please tell us why you believe that the sale of securities is complete if the terms of your Common Stock Purchase Agreement with Fusion Capital Fund II, LLC allow you to elect, but do not require you, to increase the Block Purchase Amount under certain trading conditions.

Directors, Executive Officers, Promoters and Control Persons, page 17

4. We note your response to comment 18 in our letter of August 17, 2007. However, it does not appear you have completed the fifth sentence in Mr. Haley's biography. Please advise or revise.

Current Business of the Company, page 23

5. We note your response to comment 21 in our letter of August 17, 2007. Although your revised disclosure addresses the role that DSD distributors play in marketing your product, you do not provide much in the way of specifics as to how you plan to "expand [y]our beverage brand, develop product extensions and reformulations of new products" including your timetable for achieving this. This comment also applies to comment 47, in terms of projected costs and means of financing. Please revise.

Our Products, page 23

6. We note your response to comment 24 in our letter of August 17, 2007. However, please clarify whether the physical or functional need Celsius is intended to satisfy is weight loss or energy or both.

Selling to Retail Stores, page 26

7. We note your response to comment 39 in our letter of August 17, 2007. However, please clarify whether you are currently marketing to retail stores by utilizing trade shows, trade advertising, telemarketing, direct mail pieces and direct contact with retailers you believe would be interested in your products. If this is a future plan, please provide a timeframe and expected costs.

Management's Discussion and Analysis of Plan of Operation

Results of Operations for the Three Months Ended June 30, 2007

Operating Expenses, page 28

8. We note your response to prior comment 45 of our letter dated August 27, 2007. We believe the discussion with regards to the termination of the consulting

agreement, since it occurred in the first quarter of 2007, should be included in the results of operations for the six months ended June 30, 2007, as opposed to the three months ended June 30, 2007. Additionally, please remove the discussion referring to the $3.3 million impairment charge at the bottom of page 28.

Notes to Financial Statements June 30, 2007

Note 12. Stock-based compensation, page F-9

9. We note your response to prior comment 57 of our letter dated August 17, 2007. For the 10.4 million shares issued January 19, 2007, help us better understand how you determined a fair market value of $0.02 per share, as input into your Black Scholes model, when prior to that date the shares had been traded at $0.50 per share and subsequent to the merger the shares have not traded below $0.62. Also, explain whether the 1,337,246 shares issued during the interim period ending March 31, 2007, as presented per the table on page F-11, were issued in connection with the Incentive Plan discussed in Note 12. If they are not, please describe the arrangement and explain how you arrived at $0.02 per share value.

10. We note your response to prior comment 58 that the company had no options outstanding as of December 31, 2006. Please revise your interim period financials to include the disclosure requirements of SFAS 123(R) paragraphs A240 and A241. The disclosure requirements are also applicable to interim periods.

Note 14. Issuance of Shares and Financing, page F-10

11. We note the reconciliation of equity transactions you provided in response to prior comment 60 of our letter dated August 17, 2007. Every transaction with the exception of 105,000 shares issued at $0.99 per share and the warrants which we understand had an exercise price of $0.14, appears to have occurred below the fair market value of your stock as traded on the Over the Counter Bulletin Board. Please explain how the valuation method you utilized is more reliably measurable than the fair value of your equity instruments. See SFAS 123(R) paragraph 7. Further, explain why the 2,057,194 shares issued for $500,000 in consideration to Fusion are represented in the second table on page F-11 as $486,140.

Notes to Financial Statements December 31, 2006

Note 1. Organization and Description of Business, page F-21

12. Please include the disclosure you provided in responses to prior comment 53 of our letter dated August 17, 2007, here as well.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a letter with your amendment that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Michael Moran Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu, Attorney-Advisor, at 202-551-3240, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Clayton E. Parker, Esq.
        Facsimile: (305) 358-7095